UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stein Mart, Inc.

(Exact name of the registrant as specified in its charter)

Florida	0-20052	64-0466198
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1200 Riverplace Boulevard, Jacksonville, FL	32207
(Address of principal executive offices)	(Zip code)

Gregory W. Kleffner,
Executive VP & Chief Financial Officer	(904) 346-1500
Name of Corporate Secretary	Contact Phone #

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Stein Mart. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs concerning future events. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or revise our forward-looking statements in light of new information or future events. Undue reliance should not be placed on such forward-looking statements. Forward-looking statements are no guarantees of performance. Wherever used, the words “plan”, “expect”, “anticipate”, “believe”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements contained in this report are subject to certain risks, uncertainties or assumptions and may be affected by certain factors, including but not limited to the specific factors discussed in Part I, Item 1A of the Company’s Annual Report on Form 10K under “Risk Factors” of the Company’s Annual Report for the year ended January 30, 2016. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Item 1.01	Conflict Minerals Disclosure and Report:

Stein Mart (the “Company”) undertook a country of origin inquiry with respect to conflict minerals used in the production of our products and has determined in good faith for the year ended December 31, 2015:

During 2015, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. We have developed a conflict minerals compliance program reasonably designed to identify whether the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia) (collectively, the “Covered Countries”), or whether any of the 3TGs in our Covered Products are from recycled or scrap sources.

Description of Stein Mart’s Reasonable Country of Origin Inquiry:

Stein Mart’s reasonable country of origin inquiry (“RCOI”) employed a combination of measures to determine whether the necessary 3TGs in our products originated from the Covered Countries. Our primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct vendors using the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) Conflict Minerals Reporting Template (CMRT), version 4.01. This supply chain survey, and the conflict minerals program as a whole, was developed and implemented with our third-party service provider.

As a result of the RCOI conducted, 90.7% of our 367 vendors surveyed provided a response. From those respondents, we identified 20 valid smelters and refiners, 17 of which have been certified as conflict-free.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (‘Rule 13p-1’), Stein Mart has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available internet site at http://ir.steinmart.com/.

Item 1.02	Exhibit

Stein Mart has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2	Exhibits Item 2.01	Exhibits

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stein Mart, Inc.

(Registrant)

/s/ Gregory W. Kleffner	May 27, 2016

Executive Vice President and Chief Financial Officer	(Date)
By (Signature and Title)*

*	Print name and title of the registrant’s signing executive officer under his or her signature.

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